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                          Scudder New Europe Fund, Inc.

                            Amendment to the By-Laws

      On January 12, 1995, the Board of Directors of the Fund adopted the following resolution amending the By-Laws of the Fund.

      RESOLVED, that pursuant to the provision of Article XI, Section 11.1 of the Fund's By-Laws, Article II, Section 2.1 shall be amended to read as follows:

            Section 2.1 Annual Meetings. An annual meeting of stockholders for the election of Directors and the transaction of such other business as may properly come before the meeting shall be held in July.